Nautilus, Inc.
17750 SE 6th Way
Vancouver, WA 98683

October 26, 2021

Via Edgar

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Erin M. Purnell, Esq.

    Re: Nautilus, Inc.
        Registration Statement on Form S-3
        File No. 333-249979

Dear Ms. Purnell:

    Pursuant to Rule 461 under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, Nautilus, Inc. (the “Company”) respectfully requests that the effective date for the above captioned registration statement on Form S-3 (the “Registration Statement”), be accelerated so that the Registration Statement will be declared effective at 4:00 p.m. Eastern Time on October 28, 2021, or as soon thereafter as is practicable.

    Should you have any questions regarding the Registration Statement, please contact Amy Bowler at (303) 295-8000.

/s/ Aina E. Konold
Aina E. Konold
Chief Financial Officer
Nautilus, Inc.
cc: Amy Bowler, Esq.